Exhibit 1

 Vote FOR

Nelson Peltz on the

WHITE proxy card.

A MESSAGE FROM

NELSON PELTZ

As one of P&G’s largest shareholders, Trian’s interests are aligned with yours — we want to improve performance, grow market share and deliver long-term shareholder value.

Nelson Peltz, Founder & CEO, Trian

As a P&G shareholder, you have suffered substantially below-market returns. If P&G had simply kept pace with its peers over the last 10 years, each share you own would now be worth approximately $160.1 Instead, each share is only worth approximately $92 today—and was worth less than $83 when Trian first invested in the Company.2 Your current Board has overseen years of this under-performance while paying management generously.3 We think all shareholders deserve to realize the full potential of their investment.

We believe board members should have an ownership mentality. That is what I bring to boardrooms—and hope to bring to the P&G boardroom. Trian owns approximately $3.5 billion of P&G shares, which gives me far more “skin in the game” than the entire P&G Board.4 I also have a long track record of improving performance at consumer companies as a director and working collaboratively with their CEOs and directors.

Please vote for me on the  WHITE  proxy card, and I will be your representative in the boardroom. Just one new voice can make a difference. I will work tirelessly to create positive change that can help to revitalize P&G and increase the value of your shares.

Nelson Peltz

P&G’S BEEN UNDERPERFORMING AND LOSING MARKET SHARE FOR FAR TOO LONG

P&G has an iconic portfolio of brands and strong market positions around the world—yet its total shareholder returns (TSR) have been less than half that of its peers over a 10-year period and have been in the bottom quartile over most recent timeframes.5

10-YEAR TSR

P&G has also been losing market share in every category on a global basis over a 5-year period.6 This is simply unacceptable.

CONSUMER COMPANIES WITH NELSON PELTZ ON THE BOARD OUTPERFORM THE S&P 500

Company TSR, during Trian’s investment, outperformed the S&P 500 by:7

For more information, visit RevitalizePG.com

TRIAN STRATEGIC INITIATIVES TO HELP REVITALIZE P&G

P&G faces many challenges, but the greatest by far is market share loss. Nelson Peltz will work constructively with the Board to help P&G REGAIN LOST MARKET SHARE through the following strategic initiatives:

Organize P&G in a way that promotes accountability

Organize P&G into three autonomous business units with regional leaders who have full control over the businesses. We believe this will bring about faster decision-making and greater responsiveness to local trends.

Seek to ensure management’s “Productivity Plan” delivers results

Our analysis shows that the $10 billion of cost savings from the Company’s 2012 productivity plan had no discernible impact on earnings or market share.[8] The $12–$13 billion of additional cost savings targeted in the current plan must be re-directed toward volume-generating investment and operating income growth.

Fix the innovation machine

P&G hasn’t created a new leading brand in nearly 20 years, despite spending more on research and development(R&D) annually than most of its peers combined.[9] NeIson will propose a Board-led study to help P&G fix the innovation engine and make the Company once again best-in-class at product and brand development.

Develop small and local brands P&G must learn to manage and develop high-growth smaller, mid-sized and local brands that delight the consumer in a way that the big brands too often cannot.

Make M&A a growth strategy and core competency

P&G has abandoned, or is struggling with, past acquisitions.[10] Nelson will help P&G become proficient in acquiring and integrating small/mid-sized brands, and using its R&D and marketing clout to take them to the next level.

Win in digital

Smaller competitors are doing more with less in digital. P&G must “up its game” by dedicating more resources to digital spending and bringing in outside talent with modern marketing expertise.

Address insular culture Increase mix of external talent, especially in senior operating roles, and enhance future succession planning by giving proper consideration to outside candidates.

Improve corporate governance

Nelson will immediately strengthen the P&G Board with his significant consumer products experience. Furthermore, management is currently being compensated for losing market share and generating poor earnings per share(EPS) growth.[11] Nelson will seek to ensure that compensation goals are realigned with market share growth and best-in-class EPS growth.

HELP US REVITALIZE YOUR INVESTMENT — VOTE FOR NELSON PELTZ ON THE WHITE PROXY CARD TODAY

VOTING YOUR SHARES IS QUICK AND EASY

Simply sort through the proxy materials you have received and follow the instructions on the  WHITE  proxy cards or  WHITE  voting instruction forms that say “TRIAN” on them.

HOW TO VOTE

BY TELEPHONE
/	Locate the Control Number featured on your WHITE Proxy Card
/	Dial the designated telephone number

ONLINE
/	Locate the Control Number featured on your WHITE Proxy Card
/	Access the designated voting site
/	Follow the instructions provided

BY MAIL
/	Simply sign, date and return your WHITE Proxy Card in the postage-paid envelope provided

If you hold your shares through more than one account, you will receive a separate proxy card or voting instruction form for each account. It is important that you vote a  WHITE  proxy card for each account through which you hold shares.

Remember, only your latest-dated vote counts. Even if you inadvertently vote using P&G’s Blue proxy card, you have every legal right to change your vote by using Trian’s  WHITE  proxy card to vote FOR Nelson Peltz today.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Toll-free (877) 750-8338 (from the U.S. and Canada)

or

(412) 232-3651 (from other locations)

1	Source: Bloomberg. If a shareholder, on June 15, 2007, had invested $63 (the price of one P&G share on June 15, 2007) in an evenly-weighted index composed of the Company’s peers, the index would be worth approximately $160 as of June 15, 2017, adjusted for dividends that a P&G shareholder has received over the past ten years. Trian considers the Company’s peers to include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L’Oreal, Reckitt Benckiser and Unilever. We believe this peer group is relevant because each is domiciled in the United States or Europe, has a significant market capitalization and generates a significant portion of its sales in categories in which P&G competes.
2	Source: Bloomberg. On November 10, 2016, the date on which Trian first started purchasing shares of P&G, the closing price of the Company’s shares was $82.96.
3	Source: SEC filings; Bloomberg. Please also see slide 5 of the “Introductory Presentation on P&G,” filed by Trian with the SEC under cover of Schedule 14A on July 17, 2017 (the “Introductory Presentation”), as well as the notes and disclaimers to the Introductory Presentation, which is available at RevitalizePG.com. The Company has generated lower total shareholder returns than its peers during the preceding 1-year, 2-year, 3-year, 4-year, 5-year and 10-year periods, and 8 out of the Company’s 10 independent directors have been on the Board for at least four years. The Company’s average annual bonus payout to named executive officers was 98% of target over the past five years, and 101% of target over the past 10 years.
4	According to P&G’s 2017 definitive proxy statement, P&G directors collectively beneficially owned approximately 822,000 P&G shares as of June 30, 2017, which are worth approximately 45 times less than Trian’s investment. Less than 20% of these shares are held by the Company’s independent directors.
5	Please see slide 5 of the Introductory Presentation on P&G.
6	Euromonitor International Limited 2017 © and Consumer Edge research. Category groupings defined as Tissue & Hygiene, Home Care and Beauty & Personal Care. The incorporated Euromonitor data has been independently researched as part of its annual Passport research process. Euromonitor makes no representations about the suitability of this data for investment decisions. Please see slide 6 of the Introductory Presentation on P&G for further detail.
7	Source: Bloomberg. TSR calculated from the date of Trian’s initial investment through the earlier of June 15, 2017 or the last day that the company’s shares were publicly traded.
8	Source: SEC filings. From FY2012 through FY2016, the Company grew sales volumes at a compound annual growth rate of 0.6% and grew operating profit at a compound annual growth rate of -0.1%. Although the Company has said that approximately $7 billion of the $10 billion in realized cost savings were offset by foreign exchange losses and the remaining $3 billion of cost savings were reinvested in the business, we have not found evidence that such reinvestment drove sales or operating profit growth. See statements made by the Company at the Deutsche Bank Global Consumer Conference held on June 16, 2016.
9	Source: SEC filings. During its most recent fiscal year, P&G spent more on research and development than Henkel, Kimberly-Clark, Colgate-Palmolive, Beiersdof, Reckitt Benckiser, Clorox, Church & Dwight, and Edgewell Personal Care, combined. We believe that the last leading brand created by the Company was Swiffer, nearly 20 years ago.
10	Source: SEC filings. P&G’s most significant acquisitions over the past two decades include Gillette, IAMS, Clairol, Wella Professional and Fekkai. Four of the five have been sold (IAMS, Clairol, Wella, and Fekkai). P&G continues to own Gillette, but it has lost significant market share during the course of P&G’s ownership.
11	Source: According to P&G’s 2017 definitive proxy statement, the Company’s 3-year Performance Stock Program targets organic sales growth of 2.8% (which is less than expected market growth of 3-4% in the Company’s categories) and EPS growth of 6.0% from FY 2017- FY 2019 (which is less than the peer average target of 8.0%) from FY 2017–FY 2019.

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